As filed with the Securities and Exchange Commission on April 1, 2010
File No. 812-_____

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

___________________________

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE
INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN
JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER
SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT
TRANSACTIONS

GOLUB CAPITAL BDC LLC AND GC ADVISORS LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050

___________________________

All Communications, Notices and Orders to:

David B. Golub
GC Advisors LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050

___________________________

Copies to:

David J. Harris
Michael L. Sherman
Dechert LLP
1775 I Street, N.W.
Washington, D.C.
(202) 261-3300

 April 1, 2010

___________________________

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: GOLUB CAPITAL BDC LLC, GC ADVISORS LLC 150 South Wacker Drive, Suite 800 Chicago, Illinois 60606 (312) 205-5050 File No. 812- _______ Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “ Commission ”) pursuant to Section 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-1 promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	Golub Capital BDC LLC (the “Company”), and

•	GC Advisors LLC, the Company’s investment adviser (“GC Advisors” or the “Adviser”; and together with the Company, the “Applicants”).

The relief requested in this application (the “Application”) would allow the Company, the Existing Funds (as defined below), and any other investment fund that the Adviser (or any entity directly or indirectly controlled by the Adviser within the meaning of Section 2(a)(9)) may in the future sponsor or provide with investment management services (collectively, the “Future Funds”; and, together with the Existing Funds, the “Funds ”) to co-invest in the same investment opportunities (“portfolio companies” and each such transaction, a “Co-Investment Transaction”), where such co-investments might otherwise be prohibited by Section 57 of the Act, through a proposed co-investment program (the “Co-Investment Program”).

All Funds that may rely on the Order will comply with its terms and conditions.

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

I.	APPLICANTS

A.    Golub Capital BDC LLC

The Company will be an externally managed, closed-end, non-diversified management investment company.3  The Company filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its planned initial public offering on November 23, 2009.  The Company, which was organized in Delaware on November 9, 2009, will file an election to be regulated as a business development company (“BDC”) under the Act.4  In addition, the Company intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future.  The Company’s principal place of business is 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606.

The Company will seek to maximize the total return to its stockholders through both current income and capital appreciation through debt and minority equity investments.  The Company intends to achieve its investment objective by (1) accessing the established loan origination channels developed by Golub Capital Incorporated and Golub Capital Management LLC (collectively “Golub Capital”), (2) selecting investments within its core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital, a leading lender to middle-market companies with more than $3.5 billion of investments and loan commitments as of October 31, 2009.  The Company expects that its income will be generated primarily from the difference between the interest income generated by its investments and the cost of its capital.  The Company believes that its proposed investment strategy will allow the Company to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

The Company’s business and affairs will be managed under the direction of a board of directors (the “Board”).  It is currently expected that the Board will consist of five members, three of whom will not be “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”).  The Board will delegate daily management and investment authority to the Adviser pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”).  An affiliate of GC Advisors, GC Service Company, LLC, will provide the administrative services necessary for the Company to operate.

B.    GC Advisors LLC

GC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, will serve as the investment adviser to the Company pursuant to an Investment Advisory Agreement.  Subject to the overall supervision of the Board, the Adviser will manage the day-to-day operations of, and provide investment advisory and management services to, the Company.  Under the terms of the Investment Advisory Agreement, the Adviser will: (i) determine the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments the Company makes (including performing due diligence on the Company’s prospective portfolio companies); (iii) close and monitor the investments the Company makes; and (iv) determine the securities and other assets that the Company will purchase, retain or sell.  The Adviser’s services under the Investment Advisory Agreement will not be exclusive, and it is free to furnish similar services to other entities.

3 As disclosed in the Company’s registration statement, prior to the initial public offering, the Company will restructure as a Delaware corporation.
4 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

 GC Advisors or an affiliate currently serves as investment adviser to a number of existing funds.  After the Company commences operations, it may seek to co-invest with the funds existing at that time (collectively, the “Existing Funds”).5  Additionally, GC Advisors or an affiliate may serve as investment adviser to funds that have not yet been formed but that may commence operations at a future date (collectively, the “Future Funds”).  Any such Future Fund may seek to co-invest with the Company and Existing Funds at that time.

C.    Existing Funds

The Existing Funds consist of Golub Capital Partners IV, L.P., Golub Capital Partners V, L.P., Golub Capital Partners VI, L.P., Golub Capital Partners International VI, L.P., Golub Capital International Ltd. and GC 2009 Mezzanine Partners, L.P.

Golub Capital Partners IV, L.P. Golub Capital Company IV, L.P. (“Golub Capital IV”) is a Delaware limited partnership.  Golub Capital IV was formerly known as LEG Partners III, L.P.  Golub GP III, LLC is general partner of Golub Capital IV.  Entities controlled by Lawrence E. Golub and David B. Golub control the business operations of the general partner.  The general partner will have ultimate responsibility for Golub Capital IV’s management, operations and administration.

The investment strategy of Golub Capital IV is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners V, L.P. Golub Capital Company V, L.P. (“Golub Capital V”) is a Delaware limited partnership.  Golub GP V, LLC is the general partner of Golub Capital V.  Entities controlled by Lawrence E. Golub and David B. Golub control the business of the general partner.  The general partner will have ultimate responsibility for Golub Capital V’s management, operations and administration.

The investment strategy of Golub Capital V is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners VI, L.P. Golub Capital Company IV, L.P. (“Golub Capital VI”) is a Delaware limited partnership.  Golub GP VI, LLC is the general partner of Golub Capital VI.  Entities controlled by Lawrence E. Golub and David B. Golub control the business of the general partner.  The general partner will have ultimate responsibility for Golub Capital VI’s management, operations and administration.

The investment strategy of Golub Capital VI is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners International VI, L.P.  Golub Capital Partners International VI, L.P. (“Golub Capital International VI-I”) is an exempted limited partnership in the Cayman Islands.  Golub GP Offshore VI,

5 These funds are Golub Capital Partners IV, L.P., Golub Capital Partners V, L.P., Golub Capital Partners VI, L.P., Golub Capital Partners International VI, L.P., Golub Capital International Ltd. and GC 2009 Mezzanine Partners, L.P. In certain circumstances, an Existing Fund may seek to form a special purpose vehicle to invest side by side with such Existing Fund or as a special purpose subsidiary of one or more Existing Funds to hold one or more investments.  These special purpose vehicles are generally formed because they are necessary or desirable from a tax, legal, accounting or regulatory perspective (for example, to address tax issues that a non-U.S. investor has in a fund that are not shared by other domestic investors in an Existing Fund), or to facilitate participation in certain types of investments (for example, blocker corporations are often also used to address tax issues that result from investing in a pass through entity like a partnership or a limited liability company).  Relief for these vehicles is necessary as they will also be controlled by the Adviser or an affiliate and may invest side by side with the Existing Funds, and these are persons described in Section 57(b)(2) of the Act.

Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, is the general partner of Golub Capital International VI-I.  Entities controlled by Lawrence E. Golub and David B. Golub control the business of the general partner.  The general partner will have ultimate responsibility for Golub Capital International VI’s management, operations and administration.

The investment strategy of Golub Capital International VI-I is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital International Ltd. Golub Capital International Ltd. (“Golub Capital International”) is an exempted company incorporated and existing under the laws of the Cayman Islands.  Golub Capital Partners Management, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, is the investment adviser of Golub Capital International.  Entities controlled by Lawrence E. Golub and David B. Golub control the business of the investment adviser.  The investment adviser will have ultimate responsibility for Golub Capital International’s management, operations and administration.

The investment strategy of Golub Capital International is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GC 2009 Mezzanine Partners, L.P.  GC 2009 Mezzanine Partners, L.P. (“Mezzanine Fund”) is a Delaware limited partnership.  GC 2009 Mezzanine GP, LLC, a Delaware limited liability company, is the general partner of Mezzanine Fund.  Entities controlled by Lawrence E. Golub and David B. Golub control the business operations of the general partner.  The general partner will have ultimate responsibility for the Mezzanine Fund’s management, operations and administration.

The investment strategy of Mezzanine Fund is to generate strong risk-adjusted net returns by assembling a diversified portfolio of mezzanine investments across a range of industries and financial sponsors.

Any of the Funds could be deemed to be persons identified in Section 57(b) of the Act to the extent that the  Fund may be deemed to be an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Company.

II.	RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.    Co-Investment in Portfolio Companies by the Company and the Funds

1.      Mechanics of the Co-Investment Program

In selecting investments for the Company, the Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company.  Likewise, when selecting investments for the Funds, the Adviser will select investments separately for each entity, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity.  The Adviser anticipates that any portfolio company that is an appropriate investment for the Company will also be an appropriate investment for one or more Funds, with certain exceptions based on available capital or diversification.

Under the Co-Investment Program, co-investment among the Company and one or more Funds would be the norm, with regard to certain investments such as subordinated debt.  Each co-investment would be allocated between the Company, on the one hand, and the participating Funds, on the other hand.  While co-investment would be the norm, each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o)) (the “Required Majority”).6

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.

The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Company’s purchase be the same as those applicable to the purchase by the Funds.

Co-investment opportunities will be allocated to the Company either (a) based on the size recommended by the Adviser based on the Company’s available capital and the investment’s attributes consistent with the Adviser’s allocation policy (the “Recommended Amount”), or (b) if the size of the investment available is smaller than the sum of the Recommended Amounts for the Company and the Participating Funds, pro rata based on the capital available for the type of investment by the Company and the participating Funds.  The amount of the Company’s capital available for investment is determined based on the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Company’s board of directors or imposed by applicable laws, rules, regulations or interpretations.  Similarly, a Fund’s capital available for investment is determined based on the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.  Golub believes that the use of “available capital” rather than “total assets” in determining allocations will result in allocations that are fair and equitable over time while better reflecting the nature of the Company and the Funds, in that (i) each have slightly differing investment objectives which lead them to seek differing proportions of certain asset classes; and (ii) certain of the Funds may have limited investment periods or restrictions on portfolio turnover, reducing the amount that can be committed to a particular investment – even if the Fund is relatively large.

2.  Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Funds will increase favorable investment opportunities for the Company.  The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Funds available to meet the funding requirements of attractive investments in portfolio companies.  A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudent limits on exposure in a single investment.  In addition, the Code imposes diversification requirements on companies, such as the Company, which seek certain favorable tax treatment under Subchapter M of the Code.7

In view of the foregoing, in cases where the Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles.  The availability of the Funds as investing partners of the Company may alleviate that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide all of the financing needed by a potential portfolio company.  Portfolio companies may reject an offer of funding arranged by the Adviser due

6 The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

7 See I.R.C. § 851(b)(4).

to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner ( i.e. , without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities.  With the assets of the Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Adviser and the Board of the Company believe that it will be advantageous for the Company to co-invest with the Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

The Adviser also believes that co-investment by the Company and the Funds will afford the Company the ability to achieve greater diversification and, together with the Funds, the opportunity to exercise greater influence on the portfolio companies in which the Company and the participating Funds co-invest.  Additionally, the Adviser and the Company believe that determining the allocation of a co-investment opportunity based on a pro rata share of the capital available for investment by the Company and the participating Funds provides for the equitable allocation of co-investments and takes into account the current capacity of the Company and participating Funds to make the type of investment presented by the co-investment opportunity.

B.    Applicable Law

1.      Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g. , Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.  Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following:  (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person:  (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as:  (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C.    Need for Relief

Certain transactions effected as part of the Co-Investment Program may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.  Because GC Advisers or an affiliate is the investment adviser to each of the Funds, the Company and the Funds may be deemed affiliated persons within the meaning of Section 2(a)(3) to the extent the Funds may be deemed to be controlled by or under common control with the Adviser.  Thus, a Fund could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore subject to the restrictions of Section 57(a)(4) and Rule 17d-1 in connection with its participation in the Co-Investment Program.

D.    Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting the Existing Funds, and any Future Funds, to participate with the Company in the Co-Investment Program.

E.    Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.8   Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.  We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Ridgewood Capital Management, LLC and its affiliates, for which an order was granted on October 21, 2009 and Gladstone Capital Corporation and its affiliates, for which an order was granted on November 22, 2005.9

F.    Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise,

8 Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (October 21, 2009) (order), Release No. IC-28931 (September 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC-24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC-23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (December 18, 1998) (order), Release No. IC-23573 (November 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (November 3, 1998) (order), Release No. IC-23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (November 18, 1997) (order), Release No. IC-22864 (October 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (December 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (August 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (April 16, 1996) (order), Release No. IC-21836 (March 20,1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (December 11. 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAAC Private Equities Inc. (File No. 812-9028), Release No. IC-20887 (February 7, 1995) (order), Release No. IC-20831 (Jan. 12,1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (November 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture Partners II, L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (April 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (April 18, 1991) (order), Release No. IC-18058 (March 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (December 31, 1990) (order), Release No. IC-17894 (December 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P. , (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P. , (File No. 812-7133), Release No. IC-17123 (September 1, 1989) (order), Release No. IC-17101 (August 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc. , (File No. 812-7024), Release No. IC-16841 (February 27, 1989) (order), Release No. IC-16774 (January 24, 1989) (notice).

9 See note 7, supra ..

joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application will ensure that the Company will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Adviser or the principals of the Adviser would not be able to favor the Funds over the Company through the allocation of investment opportunities among them.  Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for one or more Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Funds as opportunities arise.

Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

G.    Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.   Each time the Adviser considers an investment for the Funds and/or the Company, the Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2.  (a) If the Adviser deems the Company’s participation in any such investment opportunity to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b)   If the aggregate amount recommended by the Adviser to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated , on one hand, and the Funds’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each.  The Company’s and any Fund’s capital available for investment will be determined based on the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and diversification requirements and other investment policies and restrictions set by the Company’s board of directors, or a Fund’s directors, general partners or adviser, or imposed by applicable laws, rules, regulations or interpretations. The Adviser will provide the Required Majority with information concerning each participating Fund’s available capital to assist the Required Majority with their review of the Company’s investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by each participating Fund, to the Independent Directors for their consideration.  The Company will co-invest with a Fund only if, prior to the Company’s and the participating Fund’s participation in the Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned;

(ii)   the transaction is consistent with

(A)   the interests of the stockholders of the Company; and

(B)   the Company’s investment objectives and strategies (as described in the Company’s registration statement on Form N-2 and other filings made with the Commission by the Company under the 1933 Act, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

(iii)   the investment by the participating Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any participating Fund; provided, that if any participating Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)   the Required Majority shall have the right to ratify the selection of such director or board observer, if any, and

(B)   the Adviser agrees to, and does, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(iv)   the proposed investment by the Company will not benefit the Adviser or the Fund or any affiliated person of either of them (other than the Company and any participating Fund), except to the extent permitted under sections 17(e) and 57(k) of the Act.

3.   The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4.   The Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Funds during the preceding quarter that fell within the Company’s then-current investment objectives that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company.  All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for follow-on investments made pursuant to condition 8 below, the Company and each Fund will not invest in any portfolio company in which any Fund or any affiliated person of a Fund is an existing investor.

6.   The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company as for the participating Funds.  The grant to a Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.

7.   If any of the Funds elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired by the Company and such Fund in a Co-Investment Transaction, the Adviser will:

(a)           notify the Company of the proposed disposition at the earliest practical time; and

(b)           formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Independent Directors.  The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Funds.  The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company’s best interests to do so.  The Company and each of the Funds will bear its own expenses in connection with any such disposition.

8.   If any Fund desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and such Fund in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Adviser will:

(a)   notify the Company of the proposed participation in the follow-on investment at the earliest practical time; and

(b)   formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Independent Directors.

The Independent Directors will make their own determination with respect to follow-on investments.  To the extent that:

(i)   the amount of a follow-on investment is not based on the Company’s and the Fund’s initial investments; and

(ii)   the aggregate amount recommended by the Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the participating Fund in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount invested by each party will be allocated among them pro rata based on the ratio of each party’s available capital to the aggregated available capital of all parties, up to the maximum amount to be invested by each.  The Company will participate in such investment to the extent that the Required Majority determines that it is in the Company’s best interest.  The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

9.   The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions during the preceding quarter, including investments made by any Funds which the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the order.  In addition, the Independent Directors will consider at least annually the continued appropriateness of the standards established for co-investments by the Company, including whether the use of the standards continues to be in the best interests of the Company and its shareholders and does not involve overreaching on the part of any person concerned.

10.   The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under section 57(f).

11.   No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Funds.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser under its investment advisory agreements with the Company and Funds, be shared by the Company and the Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by section 17(e)(2) of the Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the participating Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the participating Funds based on the amount they invest in such Co-Investment Transaction.  None of the Funds nor any affiliated person of the Company will receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with investment advisory agreements with the Company and the Funds) as a result of or in connection with a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.    Communications

Please address all communications concerning this Application and the Notice and Order to:

David B. Golub
GC Advisors LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris
Michael L. Sherman
Dechert LLP
1775 I Street, N.W.
Washington, D.C.
(202) 261-3300

B.    Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolution duly adopted by its Board on March 5, 2010 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act.  Each person executing the application on behalf of the Company and the Adviser says that he has duly executed the Application for and on behalf of the Company or the Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 31st day of March, 2010.

GOLUB CAPITAL BDC LLC

By:	/s/ David B. Golub
Name: David B. Golub
Title: Chief Executive Officer

GC ADVISORS LLC

By:	/s/ David B. Golub
Name: David B. Golub
Title: Manager

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated March 31st, 2010, for and on behalf of Golub Capital BDC LLC or GC Advisors LLC, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GOLUB CAPITAL BDC LLC

By:	/s/ David B. Golub
Name: David B. Golub
Title: Chief Executive Officer

GC ADVISORS LLC

By:	/s/ David B. Golub
Name: David B. Golub
Title: Manager

EXHIBIT A

Resolution of the Board of Directors of
GOLUB CAPITAL BDC LLC

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on March 5, 2010)